UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Novan, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

66988N106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 66988N106	Page 2 of 7

(1)	Names of reporting persons F. Neal Hunter
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) See (11) below and Item 5
(6) See (11) below and Item 5
(7) See (11) below and Item 5
(8) See (11) below and Item 5
(9)	Aggregate amount beneficially owned by each reporting person
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) Less than 5%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 66988N106	Page 3 of 7

(1)	Names of reporting persons T.D.H. One, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with:	(5) See (11) below and Item 5
(6) See (11) below and Item 5
(7) See (11) below and Item 5
(8) See (11) below and Item 5
(9)	Aggregate amount beneficially owned by each reporting person
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) Less than 5%
(12)	Type of reporting person (see instructions) OO (limited liability company)

SCHEDULE 13G

CUSIP No. 66988N106	Page 4 of 7

(1)	Names of reporting persons T.D.H. Two, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with:	(5) See (11) below and Item 5
(6) See (11) below and Item 5
(7) See (11) below and Item 5
(8) See (11) below and Item 5
(9)	Aggregate amount beneficially owned by each reporting person
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) Less than 5%
(12)	Type of reporting person (see instructions) OO (limited liability company)

Item 1.

(a)	Name of Issuer:

Novan, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4105 Hopson Road, Morrisville, North Carolina 27560

Item 2

(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

    1. F. Neal Hunter;

    2. T.D.H. One, LLC; and

    3. T.D.H. Two, LLC.

(b)	Address of Principal Business Office or, if none, Residence:

The address of each Reporting Person is c/o Novan, Inc., 4105 Hopson Road, Morrisville, North Carolina 27560.

(c)	Citizenship:

Mr. Hunter is a citizen of the United States. Each of T.D.H. One, LLC and T.D.H. Two, LLC is organized under the laws of North Carolina.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value (“Common Stock”)

(e)	CUSIP Number:

66988N106

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)-(c)

See Item 5 below.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

/s/ F. Neal Hunter
F. Neal Hunter

T.D.H. ONE, LLC

By:	/s/ F. Neal Hunter
Name:	F. Neal Hunter
Title:	Manager

T.D.H. TWO, LLC

By:	/s/ F. Neal Hunter
Name:	F. Neal Hunter
Title:	Manager